INBIT CORP.

Av. Amazonas N41-125 Y Isla Baltra,

Quito, Ecuador

Tel. 702-899-0259

Email: inbitcorp@yandex.com

November 30, 2017

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Attention: Ms. Megan Akst

Re: Request for 10 days extension of SEC comment submission date of INBIT CORP. (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrant, we hereby request that the effectiveness of the above-captioned regard the extension of SEC comment submission be delayed so that such submission will become delay from December 1, 2017 to December 11, 2017.The reason of the delay is due to company required more time to engage the previous auditor for his professional service. However, prior to the issuance of the letter of consent the auditor required extra time to review the Form 10-k 2016.

The Registrant acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Registrants may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.

Very truly yours,

INBIT CORP.

By:	/s/ TAN CHEE HONG
Name:	TAN CHEE HONG
Title:	CEO